EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Wholly Owned Subsidiary of Merrill Lynch Bank & Trust Co., FSB)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
($ in thousands)	2008		2007
I. Earnings:
Net income	$4,575		$4,917
Fixed charges excluding preferred stock dividends	—		—

Earnings before fixed charges	$4,575		$4,917

II. Fixed charges:
Preferred stock dividends	$2,555		$3,563

III. Ratios of earnings to fixed charges	1.79	x	1.38	x